**GPT**

Company - GPT RE Limited
File No 34819

RECEIVED

2005 DEC 19 A 11:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05013372

SUPPL

8 December 2005

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust

Level 52
MLC Centre
19-29 Martin Place
Sydney NSW 2000
Australia

GPT Securityholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9225 9318

gpt@gpt.com.au

www.gpt.com.au

*Securities and Exchange Commission*
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Filing Clerk

Dear Sir

**Re: Company: GPT RE Limited**
**File No: 82-34819**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following document is submitted in respect of the above registration:

| Date | Documents |
|---|---|
| 24/11/2005 | Completion by Joint Venture of US Retail acquisition |

Yours faithfully
**GPT RE Limited**

James Coyne
Legal Counsel and Company Secretary

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

dlw 12/19

GPT

The GPT Group
ASX Announcement & Media Release

# GPT ANNOUNCES COMPLETION BY JOINT VENTURE OF US RETAIL PORTFOLIO ACQUISITION

**24 November 2005**

As outlined on 24 October 2005, the GPT Group's Joint Venture with Babcock & Brown has completed the acquisition of a 90% interest in a portfolio of six retail assets located in southeast US. The assets have been acquired for A$440 million.

**ENDS**

**Enquiries**

For further information please contact:

Neil Tobin
General Manager, Joint Venture
Phone: 02 8239 3552